SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

LAIX Inc.

(Name of the Issuer)

LAIX Inc.

Laix Infinite Co. Ltd.

Prilingo Merger Limited

Yi Wang

Joyx Holdings Ltd.

Zheren Hu

Muang Holdings Ltd.

Hui Lin

Ulingo Holdings Ltd.

Tiak Koon Loh

Best Venture Technology Limited

Tenzing Holdings 2011 Ltd.

Ning Zhang

Sino Avenue Limited

GGV Capital IV L.P.

GGV Capital IV Entrepreneurs Fund L.P.

GGV Capital Select L.P.

GGV Capital IV L.L.C.

GGV Capital Select L.L.C.

Jixun Foo

Glenn Solomon

Jeffrey Gordon Richards

Hans Tung

Jenny Hong Wei Lee

(Name of Person(s) Filing Statement)

Class A Ordinary Shares, par value $0.001 per share*

American Depositary Shares, each representing fourteen Class A Ordinary Shares

(Title of Classes of Securities)

50736W204**

(CUSIP Number of Classes of Securities)

LAIX Inc. Building C2, No. 1687 Changyang Road Yangpu District, Shanghai 200090 China Attention: Yi Wang Telephone: +86-21-3511-7188

Laix Infinite Co. Ltd.

Prilingo Merger Limited

Yi Wang

Joyx Holdings Ltd.

Zheren Hu

Muang Holdings Ltd.

Hui Lin

Ulingo Holdings Ltd.

Building C2, No. 1687 Changyang Road

Yangpu District, Shanghai, 200090, China

Telephone: +86-21-3511-7188

Tiak Koon Loh Best Venture Technology Limited B21, 9/F, Block B, Repulse Bay Apartment 101 Repulse Bay Road, Hong Kong Telephone: +852-2144-7656	Tenzing Holdings 2011 Ltd. 1040 Court St. San Rafael, CA 94901 United States of America Telephone: +1-415-991-5154

Ning Zhang Sino Avenue Limited 25/F, Shanghai Tower, No. 501 Middle Yincheng Rd. Pudong New Area, Shanghai, 200120, China Telephone: +86-21-6210-9966

GGV Capital IV L.P.

GGV Capital IV Entrepreneurs Fund L.P.

GGV Capital Select L.P.

GGV Capital IV L.L.C.

GGV Capital Select L.L.C.

Jixun Foo

Glenn Solomon

Jeffrey Gordon Richards

Hans Tung

Jenny Hong Wei Lee

3000 Sand Hill Road, Building 4, Suite 230

Menlo Park, CA 94025

United States of America

Telephone: +1-650-475-2150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

David T. Zhang, Esq. Rongjing Zhao, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852-3761-3300	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004, China Tel: +86-10-6535-5500	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46/F 1539 Nanjing West Road Shanghai 200040, China Tel: +86-21-6193-8200

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

*

Not for trading, but only in connection with the quotation of the American depositary shares (“ADSs”) on the OTC Pink Limited Information (the “OTC Market”), each representing fourteen Class A ordinary shares, par value $0.001 per share, of the Company (the “Class A Ordinary Shares”).

**	CUSIP number of the ADSs, each representing fourteen Class A Ordinary Shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This amendment No. 2 (the “Final Amendment”) to transaction statement pursuant to Rule 13e-3 amends and supplements the transaction statement pursuant to Rule 13e-3 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on July 11, 2022 and amended on August 8, 2022 (together with the exhibits thereto, as amended, the “Transaction Statement”). Except as provided herein, this Final Amendment does not modify any of the information previously reported on the Transaction Statement.

This Final Amendment is being filed jointly by the following Persons (each, separately, a “Filing Person,” and collectively, the “Filing Persons”): (a) LAIX Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Ordinary Shares (as defined below), including the Class A Ordinary Shares represented by ADSs, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Laix Infinite Co. Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”); (c) Prilingo Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Dr. Yi Wang, co-founder, chairman of the board of the directors, and chief executive officer of the Company, and Joyx Holdings Ltd., a company incorporated under the laws of the British Virgin Islands beneficially owned by Dr. Yi Wang; (e) Mr. Zheren Hu, co-founder, director, and chief technology officer of the Company, and Muang Holdings Ltd., a company incorporated under the laws of the British Virgin Islands beneficially owned by Mr. Zheren Hu; (f) Dr. Hui Lin, co-founder, director, and chief scientist of the Company, and Ulingo Holdings Ltd., a company incorporated under the laws of the British Virgin Islands beneficially owned by Dr. Hui Lin; (g) Mr. Tiak Koon Loh, independent director of the Company, and Best Venture Technology Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Mr. Tiak Koon Loh; (h) Tenzing Holdings 2011 Ltd., a company incorporated under the laws of the British Virgin Islands; (i) Ms. Ning Zhang and Sino Avenue Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Ms. Ning Zhang; and (j) GGV Capital IV L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital IV Entrepreneurs Fund L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital Select L.P., a limited partnership organized under the laws of the State of Delaware, GGV Capital IV L.L.C., a limited liability company organized under the laws of the State of Delaware, GGV Capital Select L.L.C., a limited liability company organized under the laws of the State of Delaware, Messrs. Jixun Foo, Glenn Solomon, Jeffrey Gordon Richards, Hans Tung and Ms. Jenny Hong Wei Lee.

The Transaction Statement relates to the Agreement and Plan of Merger dated June 17, 2022 (the “Merger Agreement”) by and among the Company, Parent and Merger Sub providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the Part XVI and in particular section 233(7) of the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act) resulting from the Merger.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transactions that are the subject of the Transaction Statement.

All information contained in the Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

ITEM 15	ADDITIONAL INFORMATION

Item 15 is hereby amended and supplemented as follows:

(c)	Other Material Information

On October 11, 2022, the Company and Merger Sub filed with the Registrar of Companies of the Cayman Islands a plan of merger (the “Plan of Merger”), pursuant to which the Merger became effective on October 11, 2022 (the “Effective Time”), with Merger Sub merging with and into the Company and the Company becoming a private company wholly owned by Parent.

Under the terms of the Merger Agreement, at the Effective Time, (i) each ordinary share of the Company (each an “Ordinary Share”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and any Class A Ordinary Shares represented by ADSs) was cancelled and ceased to exist in exchange for the right to receive US$0.1357 in cash per Ordinary Share without interest, and (ii) each ADS (other than ADSs representing the Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive US$1.90 in cash per ADS without interest, less an ADS cancellation fee of US$0.05 per ADS and any applicable expenses, taxes and other governmental charges.

In connection with the consummation of the Merger, the ADS program of the Company will terminate and the ADSs will no longer be quoted on the OTC Pink Market, effective as of market close on October 11, 2022. The Company intends to file with the SEC a Form 15 suspending the Company’s reporting obligations under the Exchange Act. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: October 11, 2022

LAIX Inc.

By:	/s/ Li-Lan Cheng
	Name:	Li-Lan Cheng
	Title:	Director and Member of the Special Committee

Laix Infinite Co. Ltd.

By:	/s/ Yi Wang
	Name:	Yi Wang
	Title:	Director

Prilingo Merger Limited

By:	/s/ Yi Wang
	Name:	Yi Wang
	Title:	Director

Yi Wang

By:	/s/ Yi Wang
	Name:	Yi Wang

Joyx Holdings Ltd.

By:	/s/ Yi Wang
	Name:	Yi Wang
	Title:	Director

Zheren Hu

By:	/s/ Zheren Hu
	Name:	Zheren Hu

Muang Holdings Ltd.

By:	/s/ Zheren Hu
	Name:	Zheren Hu
	Title:	Director

Hui Lin

By:	/s/ Hui Lin
	Name:	Hui Lin

Ulingo Holdings Ltd.

By:	/s/ Hui Lin
	Name:	Hui Lin
	Title:	Director

Tiak Koon Loh

By:	/s/ Tiak Koon Loh
	Name:	Tiak Koon Loh

Best Venture Technology Limited

By:	/s/ Tiak Koon Loh
	Name:	Tiak Koon Loh
	Title:	Director

Tenzing Holdings 2011 Ltd.

By:	/s/ Yibo Shao
	Name:	Yibo Shao
	Title:	Director

Ning Zhang

By:	/s/ Ning Zhang
	Name:	Ning Zhang

Sino Avenue Limited

By:	/s/ Ning Zhang
	Name:	Ning Zhang
	Title:	Director

GGV Capital IV L.P.
By: GGV Capital IV L.L.C., its General Partner

By:	/s/ Terence Jen
	Name:	Terence Jen
	Title:	Attorney-in-Fact

GGV Capital IV Entrepreneurs Fund L.P.
By: GGV Capital IV L.L.C., its General Partner

By:	/s/ Terence Jen
	Name:	Terence Jen
	Title:	Attorney-in-Fact

GGV Capital Select L.P. By: GGV Capital Select L.L.C., its General Partner

By:	/s/ Terence Jen
	Name:	Terence Jen
	Title:	Attorney-in-Fact

GGV Capital IV L.L.C.

By:	/s/ Terence Jen
	Name:	Terence Jen
	Title:	Attorney-in-Fact

GGV Capital Select L.L.C.

By:	/s/ Terence Jen
	Name:	Terence Jen
	Title:	Attorney-in-Fact

Jixun Foo

By:	/s/ Jixun Foo
	Name:	Jixun Foo

Glenn Solomon

By:	/s/ Glenn Solomon
	Name:	Glenn Solomon

Jeffrey Gordon Richards

By:	/s/ Jeffrey Gordon Richards
	Name:	Jeffrey Gordon Richards

Jenny Hong Wei Lee

By:	/s/ Jenny Hong Wei Lee
	Name:	Jenny Hong Wei Lee

Hans Tung

By:	/s/ Hans Tung
	Name:	Hans Tung